PROXY VOTING RESULTS
PIMCO Commercial Mortgage Securities Trust, Inc.



Report on PIMCO Commercial Mortgage Securities Trust, Inc.
Annual Meeting of Shareholders held on April 12, 2001.

The final tabulation of the proposal, Election of Directors, is as follows:


				Shares		Shares		Shares
				Voted		  For	          Withheld

Guilford C. Babcock		10,393,296	10,245,067	148,229
E. Philip Cannon		10,393,296	10,257,402	135,894
William J. Popejoy		10,393,296	10,254,332	138,964